ANDREW D. BULGIN
410.576.4280
FAX 410.576.4196
abulgin@gfrlaw.com

233 EAST REDWOOD STREET
BALTIMORE, MARYLAND 21202-3332
410.576.4000
www.gfrlaw.com

May 3, 2020

VIA E-MAIL (crichman@dtcc.com) & FEDERAL EXPRESS

Cede & Co.
c/o The Depository Trust Company
55 Water Street, 25th Floor
New York, New York 10041
Attn: Chad Richman

Re: First United Corporation
        Shares of Common Stock/CUSIP No. 33741H107
        BofA Securities, Inc. – OTC Participant #5198 & 161

Ladies and Gentlemen:

I write to you on behalf of our client, First United Corporation (the "*Company*"), in response to the letter (the "*Demand Letter*"), dated April 9, 2020, from Cede & Co. ("*Cede*"), on behalf of Driver Opportunity Partners I LP and Driver Management Company LLC (together, "*Driver*"), demanding the inspection of certain books, records and documents of the Company pursuant to Section 2-513 of the Maryland General Corporation Law (the "*MGCL*").

Among other things, the MGCL requires that a Section 2-513 demand be made in the form of a written request by one or more persons who together are, and for at least six months have been, stockholders of record of at least five percent of the outstanding stock of the respective company. As a result, the Company would appreciate clarification related to several aspects of the Demand Letter that appear inconsistent with applicable Maryland law.

First, the Demand Letter was signed by Cede and states that Cede was the record owner of 353,137 shares (the "*Shares*") of the Company's common stock (the "*Common Stock*") as of August 28, 2019, which date was more than seven months prior to the Section 2-513 demand. Please provide us with a certification as to the number of shares of Common Stock of which Cede was the record owner as of April 9, 2020, the date of the Demand Letter, and that Cede has been the record owner of at least five percent of the outstanding shares of Common Stock at all times during the six months immediately preceding April 9, 2020 (the "*Ownership Certification*") so that the Company can confirm that Cede is a qualifying stockholder under Section 2-513 of the MGCL.

GORDON·FEINBLATT LLC
ATTORNEYS AT LAW

Second, although the Demand Letter was signed by Cede, it acknowledged that the Demand Letter was being furnished to the Company "only at the request of [BofA Securities Inc. and BofA Securities Inc./Safekeeping (together, "*BofA*")] . . .." Although Cede describes BofA as the applicable participant of The Depository Trust Company ("*DTC*") in connection with the Shares, the Demand Letter does not include any signature of, or affidavit executed by, BofA evidencing its permission or request that such Section 2-513 demand be submitted on BofA's behalf. Therefore, the Company would also appreciate the signature of, or affidavit executed by, BofA confirming its authorization or request that such Section 2-513 demand be submitted on BofA's behalf (the "*Participant Authorization*"). We wish to point out that, with respect to Cede's stated purpose for sending the Demand Letter, neither Driver nor BofA has any "rights as a beneficial owner of the shares" pursuant to Section 2-513 of the MGCL because, as noted above, that statute affords rights only to certain stockholders of record.

Third, the Demand Letter requests a number of items to which a qualifying stockholder is not entitled to receive under Section 2-513 of the MGCL. As it relates to information regarding the Company's stockholders, Section 2-513 of the MGCL permits a qualifying stockholder of record to inspect and copy only the Company's stock ledger, a duplicate of which the Company maintains at its principal office. Section 2-209 of the MGCL provides that a stock ledger is a list setting forth the name and address of each stockholder of record and the number of shares of stock of each class or series that the stockholder holds (the "*Stock Ledger*"). For this purpose, the term "stockholder" is defined in Section 1-101 of the MGCL as a person who is a record holder of shares of stock in a corporation. Yet, the Demand Letter requests a number of items well beyond the scope of the Company's Stock Ledger (the "Additional Materials"). As Section 2-513 of the MGCL does not provide the legal basis upon which Cede has relied to conclude that a qualifying stockholder of record is entitled under Maryland law to the Additional Materials other than the Stock Ledger, we would appreciate if you would please provide the source of such legal basis.

Fourth, Section 2-513 of the MGCL grants the foregoing inspection right only to a qualifying stockholder or its agent. In the Demand Letter, Cede states that it has been informed by BofA that Driver has designated Mohammad Malik of Olshan Frome Wolosky LLP, John Ferguson of Saratoga and any other persons designated by them or by Driver to conduct the inspection and copying requested in the Demand Letter. As discussed above, Driver currently has no inspection rights under Section 2-513 of the MGCL, so any purported designation by Driver of Messrs. Malik and Ferguson as agents of Driver who are authorized to conduct the inspection or copying of the Stock Ledger demanded by Cede is of no consequence or effect. If Cede desires to designate an agent who will be responsible for conducting the inspection and copying of the Stock Ledger, please provide me with the identity thereof.

While the Company awaits evidence of your legal basis for requesting the Additional Materials and with the understanding that Cede intends to provide the Stock Ledger to Driver and subject to the Company's receipt of the Ownership Certification and the Participant Authorization, the Company is

GORDON·FEINBLATT LLC
ATTORNEYS AT LAW

prepared, assuming that Cede is a qualified stockholder, to make available at its principal office, for inspection and copying during regular business hours by, and only by, Cede or its designated agent, the Company's Stock Ledger to which a qualifying stockholder is entitled under Section 2-513 of the MGCL, provided that an appropriate representative of each of Cede, BofA and Driver signs and returns to us the enclosed Confidentiality Agreement.

As an alternative to making the Stock Ledger available to Cede for inspection and copying, the Company will provide a copy of the Stock Ledger to Cede if Cede agrees to reimburse the Company for its reasonable costs of providing the Stock Ledger to Cede.

Finally, the Demand Letter states that Cede has "no interest in this matter other than to take those steps which are necessary to ensure that [Driver] is not denied its rights as the beneficial owner of the Shares," which does not include the interests or requests of BofA, the actual DTC participant and applicable beneficial owner of the Shares. Indeed, it is well-settled that DTC (and therefore its nominee Cede as well) has no legal or contractual relationships with the customers of its participants.[1] Although we do not believe Cede or DTC is intending to create a duty by Cede or DTC to ensure the customers of DTC's participants are not denied rights, DTC should be aware that the Company has taken affirmative steps to comply with Driver's requests for the Company's books and records under Maryland and federal law. The following chronology sets forth examples of the steps taken by the Company since October 2019:

- On October 3, 2019, Driver sent a letter to the Company demanding to inspect its books and records the ("Initial Demand Letter"), including various lists of record and beneficial shareholders. The Initial Demand Letter cited no basis under Maryland or federal law for Driver to inspect the demanded records;

- On October 10, 2019, the Company responded to the Initial Demand Letter (the "Initial Response Letter"). The Initial Response Letter set forth in significant detail the different options available to Driver under Maryland and federal law in order to access records of the Company's shareholders. This included a recitation of the steps Driver needed to take under Section 2-513 of the MGCL and Rule 14A-7 promulgated by the Securities

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[1] *See, e.g., Harris v. TD Ameritrade Inc.*, 338 F. Supp. 3d 170, at 189-90 (S.D.N.Y. 2018) (purported beneficial shareholder of corporation failed to allege facts showing existence of a fiduciary relationship with DTC. The Court noted that, under Article 8 of the Uniform Commercial Code (the "*UCC*"), a securities intermediary (such as DTC) owes duties only to its own entitlement holders (i.e., DTC participants, such as BofA) and no other beneficial shareholders in the chain of ownership); and Comment 4 to UCC § 8-115 ("one of the fundamental principles of the Article 8 indirect holding system rules" is that "a securities intermediary owes duties only to its own entitlement holders.").

GORDON·FEINBLATT LLC
ATTORNEYS AT LAW

and Exchange Commission ("Rule 14A-7) in order to access shareholder records. The Initial Response letter stated in no uncertain terms that once Driver had taken the necessary steps under Maryland and/or federal law, the Company would give Driver access to the records of the Company's shareholder two which Driver is legally entitled;

- On January 9, 2020, Driver sent a letter to the Company supplementing the Initial Demand Letter (the "Supplemental Demand Letter"), noting that Driver "acknowledge[d] that [it] cannot legally compel [the Company] to provide [Driver] with [the lists of the Company's record and beneficial shareholder] under Maryland Law." The Supplemental Letter, however, requested that the Company provide Driver with these shareholder lists even though the Company is not legally required to do so;

- On January 17, 2010, the Company responded to the Supplemental Demand Letter, reiterating that the Company would make available shareholder records to which Driver is legally entitled once Driver had taken the steps required under Maryland and/or federal law;

- On April 9, 2020, Driver sent a letter to the Company pursuant to Rule 14A-7 (the "Rule 14A-7 Letter"), which requires the Company to elect to either: (a) furnish a list of record or beneficial shareholders to Driver; or (b) facilitate mailings of proxy materials to record and beneficial shareholders on Driver's behalf in connection with the Company's 2020 annual meeting of shareholders (the "2020 Annual Meeting"); and

- The Company has responded to the Rule 14A-7 Letter, fully complying with Rule 14A-7 by electing to facilitate the mailings to record and beneficial shareholders as requested by Driver.

We believe the foregoing chronology should make DTC and Cede fully comfortable that Driver is being afforded its full rights as a beneficial owner of the Company's stock. It has been nearly seven months since the Company sent Driver the Initial Response Letter, and Driver has taken none of the steps we laid out for it to access any records enumerated under Section 2-513 of the MGCL. Indeed, Driver admitted in its Supplemental Demand Letter that it is not entitled under Maryland law to the record and beneficial shareholder lists it seeks. Further, the Company's is fully complying with Driver's request under Rule 14aA7 and has been facilitating - and will continue to facilitate - voluminous mailings of materials for Driver to the Company's record and beneficial shareholders in connection with the 2020 Annual Meeting.

This letter is being sent on behalf of the Company, while expressly reserving, and without waiving, any and/or all rights and defenses that the Company may have with respect to the Demand Letter

GORDON·FEINBLATT LLC
ATTORNEYS AT LAW

and any further requests from or actions by Cede, BofA, or Driver. Nothing in this letter should be construed as confirmation that the Demand Letter complies in whole or in part with Maryland law.

Please direct all future correspondence of Cede, BofA and/or Driver regarding the Company to my attention. Should you have questions, please contact me at (410) 576-4280.

Sincerely,

/s/ Andrew D. Bulgin

Andrew D. Bulgin

Enclosure: Confidentiality Agreement